CARTER LEDYARD & MILBURN LLP
                                COUNSELORS AT LAW
                                  2 WALL STREET
                            NEW YORK, N.Y. 10005-2072

                                   ----------

                                 (212) 732-3200
                               FAX: (212) 732-3232

                                 August 31, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



          Re:  DEFENSE INDUSTRIES INTERNATIONAL, INC.

Ladies and Gentlemen:

     On behalf of Defense Industries International, Inc., a Nevada company, (the "Company"), we are filing herewith a Registration Statement on Form SB-2 relating to the resale of up to 3,911,158 shares of common stock of the Company by certain selling shareholders. Pursuant to Rule 457(p) under the Securities Act of 1933, the required registration fee for this filing, in the amount of $267, is being paid by offset of the registration fee in the amount of $287.72 paid by the Company for its Registration Statement on Form S-3, Registration No.333-127398, filed on August 10, 2005 and subsequently withdrawn.

     If there are any questions with respect to this filing, please call the undersigned or Karmit Galili of this office at the number above given.

                                                     Very truly yours,

                                                     /s/ Steven J. Glusband

                                                     Steven J. Glusband